UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )

INVESTORS CAPITAL HOLDINGS, LTD.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of class of Securities)

46147M108
(CUSIP Number)

Timothy B. Murphy, 230 Broadway, Lynnfield, MA 01940, 800-949-1422 Ext. 4726
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 12, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [   ]

CUSIP No.:  46147M108

1.	Names of Reporting Persons:	Timothy B. Murphy

2.	Check the Appropriate Box if a Member of a Group

(a)	[ ]

(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds: SC and PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization: US

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power: 598,287(1)

8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 536,542(1)

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 598,287(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.	Percent of Class Represented by Amount in Row (11): 8.1%(1)

14.	Type of Reporting Person: IN

_______________________________________________________

(1)	Assumes exercise by reporting person of immediately exercisable options to purchase 150,000 shares.

Item 1.  Security and Issuer

The class of securities to which this statement relates is the $.01 par value per share common stock of Investors Capital Holdings, Ltd., whose principal executive offices are located at 230 Broadway, Lynnfield, MA 01940.

Item 2.  Identity and Background

(a)	Name: Timothy B. Murphy

(b)	Residence or business address: 230 Broadway, Lynnfield, MA 01940

(c)	Present principal employment: Chief Executive Officer of issuer (see address above)

(d)	Reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been made subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Reporting person is a US citizen.

Item 3.  Source and Amount of funds or Other Consideration

521,261 of the shares, including 150,000 shares that would be issuable upon exercise of outstanding options, were acquired by reporting person pursuant to grants under the issuer’s equity incentive plans, and 26,408 share equivalents were granted to reporting person as units in a unitized issuer stock fund pursuant to matching grants under issuer’s 401(k) plan, all at no cost to reporting person. 50,618 share equivalents were purchased by reporting person as units in a unitized issuer stock fund through the issuer’s 401(k) plan in the open market at market prices.

Item 4.  Purpose of Transaction

The shares obtained by grant from issuer were intended by issuer as an incentive and/or reward for performance and/or retention, and the remaining shares were acquired by reporting person for investment purposes.  Reporting person does not have any plans or proposals which relate to or would result in any of the transactions or circumstances set forth in the instructions to this Item 4.

Item 5.  Interest in Securities of the Issuer

(a)	Reporting person beneficially owns 598,287 shares representing 8.1% of the common stock outstanding.

(b)	Reporting person exercises sole voting power over 598,287 of the shares described in Item 5(a) above, and exercises sole dispositive power over 536,542 of the shares described in Item 5(a) above.

(c)	On October 26, 2011, reporting person acquired 61,745 shares from issuer, at no cost to reporting person, pursuant to a grant under the issuer’s equity incentive plans.

(d)
No person other than reporting person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

(e)	Reporting person has not ceased to be the beneficial owner of more than five percent of issuer’s common stock.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with reporting person described in the instructions to this Item 6.

Item 7.  Material to Be Filed as Exhibits

There are no exhibits to be filed pursuant to the instructions for this Item 7.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 3, 2011

Timothy B. Murphy